EXHIBIT 99.1

December 19, 2017 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

MARICUNGA PRELIMINARY ECONOMIC ASSESSMENT (PEA) HIGHLIGHTS LOW COST AND SHORT PAYBACK

Vancouver, British Columbia - Bearing Lithium Corp. ("Bearing" or the "Company") (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce the results from a Preliminary Economic Assessment (“PEA”) prepared in accordance with National Instrument 43-101 on the Maricunga lithium brine project located in Chile (the “Maricunga Project”). The report titled “Preliminary Assessment and Economic Evaluation of the Minera Salar Blanco Project” was prepared by WorleyParsons for the Maricunga joint-venture company, Minera Salar Blanco, and will be filed on SEDAR (www.sedar.com) within the coming days. Upon completion of an earn-in by it’s joint-venture partner, Bearing Lithium will hold a final 17.7% interest in the Maricunga project along with Minera Salar Blanco SpA at 32.3% and Lithium Power International at 50%. Under the terms of the earn-in, Lithium Power is funding all exploration and development costs with both Bearing and MSB having a free carry through to the completion of a definitive feasibility study.

NI 43-101 Preliminary Economic Assessment (PEA) Highlights

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The Maricunga Lithium Brine project’s Preliminary Economic Assessment (PEA) supports 20,000 tonnes per annum (t/a) production of lithium carbonate (LCE) and 74,000t/a potassium chloride fertilizer (KCl) over 20 years.

•	Project NPV is estimated to be US$1.049B before tax at 8% discount rate, providing an IRR of 23.4%.

•	Payback in 2 years and 11 months based on a 2-year ramp up period.

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Project operating cost places Maricunga among most efficient producers with lithium carbonate production cost of US$2,938 per tonne (/t) FOB in Chile, reducing to US$2,635/t with credits from KCl by-product.

•	Project development cost estimated at US$366M excluding KCl, plus indirect costs of 14.2% (US$55M) and 18.6% (US$83M) contingency.

•	The project is progressing to a feasibility study, providing improved certainty regarding reserves, metallurgical design, equipment and operational risks.

•	Conventional evaporation pond and process technology used to minimise operational risks.

•	PEA completed by Tier-1 engineering consultancy WorleyParsons to international standards. Accuracy of operating and capital cost estimates expected within a +/- 25% range.

“The release of this PEA is an important milestone for the Maricunga project. Prepared by Worley Parsons alongside MSB’s technical team, the level of detail and information of the report meets international standards and demonstrates the world class nature of Maricunga. The study demonstrates a very positive and robust outcome that justifies completion of a full feasibility study. The operating expenditure estimate places Maricunga in the lower quartile on the cost curve, at US$2,938/t (excluding KCl), with a payback of less than three years. We are excited to continue advancing the Maricunga project and congratulate the MSB project management team for its effort and success.” Jeremy Poirier, President and CEO of Bearing commented.

Executive Summary and Key Study Parameters

The project plan is to produce 20,000t/a of lithium carbonate (LCE), with production of 74,000t/a of potassium chloride (KCl) from year 3 of the project when potash salts have accumulated to a level where continuous processing can be carried out.

The study was based on extraction of an average 222 litres per second (l/s) of brine throughout the project life of 20 years. The brine commences approximately 10cm below the salt lake surface and extends below the base of the proposed bore field at 200m below the surface. Brine will be extracted from a minimum of 13 individual wells, pumping via a central collection pond to the evaporation ponds.

In the evaporation ponds, the brine would be concentrated through evaporation and chemical saturation, with precipitation of different salts, such as halite, sylvinite and carnallite. All salts that precipitate would be periodically harvested from the ponds, and stored in designated stockpiles. The sylvinite and carnallite salts would be sent directly to the KCl processing plant, where through processes of size reduction and classification, flotation, leaching, drying and packaging, KCl fertilizer is obtained.

Concentrated lithium brine from the evaporation ponds would be pumped to the reservoir ponds, from which a Salt Removal Plant would be fed. This plant would remove calcium impurities as calcium chloride and tachyhydrite from the brine. This would be achieved through consecutive evaporation and crystallization steps. This process allows a higher concentration of lithium in the brine.

The concentrated lithium brine obtained from the Salt Removal Plant would then be fed to the lithium carbonate plant, where purification, solvent extraction and filtration remove remaining impurities including calcium, magnesium and boron. The concentrated lithium brine would then be fed to a carbonation stage, where through the addition of soda ash, the lithium carbonate precipitates. This precipitated lithium carbonate would then be fed to a centrifuge for water removal, and final drying, size reduction and packaging. The lithium and potash products would be exported from ports in the second region of Chile, near Antofagasta.

The project has excellent existing infrastructure. The project is located beside one of the international roads connecting Chile and Argentina. High capacity electricity infrastructure is also nearby, providing excellent power options for the project development.

Completion of a definitive feasibility study in the second half of 2018 and securing the project environmental and operating permits will take the project to the point of final decision to proceed and financial investment.

Table 1: Operating Cost Summary (excluding KCl)

Table 2: Capital Cost Summary

Table 3: Financial Model Summary

Table 4: Maricunga Lithium and Potassium Resource Summary

Don Hains, P.Geo., who is a technical consultant to the Company and is a qualified person within the context of National Instrument 43-101, has approved the scientific and technical disclosure in the news release.

About Bearing Lithium Corp.

Bearing Lithium Corp. is a mineral exploration and development company, primarily focused on lithium. Its primary asset is a free-carried 17.7% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in mid-2018, are fully-funded by their earn-in joint-venture partner. Bearing also holds a portfolio of grass-roots exploration projects in the gold district of the Yukon, which are currently optioned to Golden Predator, and a lithium project in Nevada, which is currently optioned to First Division Ventures Inc.

ON BEHALF OF THE BOARD

Signed "Jeremy Poirier"

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of a PEA and completion of a Definitive Feasibility Study. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by Bearing, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.